**SUPPLEMENT Dated October 18, 2012**
**To the Current Prospectus**

ING PrimElite
ING GoldenSelect Granite PrimElite

**Issued by ING USA Annuity and Life Insurance Company**
**Through Its Separate Account EQ and Separate Account B**

ING GoldenSelect Empire PrimElite

**Issued by ReliaStar Life Insurance Company of New York**
**Through Its Separate Account NY-B**

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Legg Mason Western Asset Variable High Income Portfolio.***

*Effective November 1, 2012*, the Legg Mason Western Asset Variable High Income Portfolio will change its name to Western Asset Variable High Income Portfolio. This investment portfolio is currently open to new investments.

As of November 1, 2012 all references in the Prospectus to Legg Mason Western Asset Variable High Income Portfolio are changed accordingly.